U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                           BURGER KING WORLDWIDE, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):

(CtW Investment Group logo) CtW Investment Group @CtWInvGrp Apr 23
Time to reform #execpay at $BKW and reject #sayonpay- see CtW Investment Group letter to shareholders - http://ow.ly/w649r #corpgov

[The letter cited in this tweet is available at http://www.sec.gov/Archives/ /edgar/data/1377739/000137773914000014/BKWltr.txt.]